

Mail Stop 3720

December 4, 2009

Dr. Weixing Wang
President and Chief Executive Officer
ANV Security Group, Inc.
2105 – 11871 Horseshoe Way
Richmond, BC V7A 5H5 Canada

> **Re: ANV Security Group, Inc.
> Registration Statement on Form 10-12G
> Filed October 20, 2009, as amended November 25, 2009
> File No. 000-53802**

Dear Dr. Wang:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1. Please note that the correct file number for this filing is 000-53802. Please revise your cover page accordingly.

Item 2 Financial Information, page 21

2. Please revise the earnings per share data in the table at page 22 to agree with the information presented in the statements of operations at pages F-3 and F-18.

First two quarters Quarter [sic] FY 2010 v. First two Quarters Quarter [sic] FY 2009

Liquidity and Capital Resources, page 24

3. In the first paragraph of this section, you state that your cash on hand as of September 30, 2009 was $28,470 and current assets were $89,763. However, these amounts do not correspond with the unaudited financial statements beginning on page F-17. Please revise accordingly.

4. We note your revised disclosure in response to comment eight in our letter dated November 10, 2009, regarding the letters of intent with several companies. As previously requested, please revise this section to disclose the material terms of these proposed transactions and whether or not they are expected to have a material effect on your future financial condition and results of operations, and if so, how.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Paul Fischer, Attorney-Adviser, (202) 551-3415, or me at with any other questions.

Sincerely,

/s/ Paul Fischer

for Larry Spirgel
Assistant Director

cc: by facsimile to (914) 693-2963
        Frank Hariton